UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

MAY 9, 2005 – TORONTO

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES FOUR NEW FEATURE FILMS SCREENING AT CANNES

Peace Arch Entertainment Group Inc. is pleased to announce the delivery of two new feature films, AMERICAN SOLDIERS and SHADOWS IN THE SUN, which Peace Arch will be screening for international distributors at the upcoming Cannes Film Festival beginning May 11.  In addition, at Cannes Peace Arch will begin licensing OUR FATHERS, its first picture under a long-term co-production arrangement with Showtime and will premiere the recently acquired film GREYFRIARS BOBBY.

AMERICAN SOLDIERS is the contemporary story of the worst day in the life of a squadron of young American troops fighting in Iraq.  When the squadron gets trapped behind enemy lines, they are forced to confront the horrors of war and the heroism of brave men on both sides of the battle. Directed by accomplished veteran Sidney Furie, the film introduces a new cast of promising young actors including Curtis Morgan, Zan Calabretta and Jordan Brown.

SHADOWS IN THE SUN is a romantic drama set against the sun-drenched Tuscan countryside.  Written and directed by Brad Mirman, the film stars Harvey Keitel (“Reservoir Dogs,” “The Piano”) as a reclusive author and Joshua Jackson (“Dawson’s Creek,” “The Skulls,”) as an ambitious young editor sent to Italy to lure him out of retirement, but who falls in love with the author’s beautiful daughter played by Claire Forlani (“The Medallion,” “Meet Joe Black”) instead.

OUR FATHERS is a gripping drama that explores the true story of child abuse within the Catholic Church.  Ted Danson (“Cheers”, “Saving Private Ryan”) plays a zealous lawyer investigating the cover up overseen by Christopher Plummer’s (“A Beautiful Mind”) aristocratic archbishop.  Brian Dennehy (“Assault on Precinct 13”) and Daniel Baldwin (“Homicide”) costar alongside Academy Award winner Ellen Burstyn (“Alice Doesn’t Live Here Any More”).

GREYFRIARS BOBBY is a touching family film about a lonely young boy who befriends a small white terrier, little knowing that the dog's adventures will make him a world famous example of "man's best friend". The picture stars James Cosmo (“Braveheart”), Oliver Golding (“All or Nothing”), Gina McKee (“Notting Hill”) and Christopher Lee (“Star Wars Episode II, Lord of the Rings”)

Peace Arch will also continue its presentation of these following pictures at Cannes:

THE CONFESSOR (f/k/a THE GOOD SHEPHERD) – A thriller that tests one priest’s faith to its limit, the film was an official selection at both the Montreal Film Festival and the Santa Barbara International Film Festival.  It stars Christian Slater (“True Romance”), “Deadwood’s” Molly Parker and Academy Award nominee Stephen Rea (“The Crying Game”).

HOLLYWOOD FLIES – A road trip movie that takes a terrifying turn.  Starring Brad Renfro (“The Client”), Vinnie Jones (“Snatch”) and Casper Van Dien (“Starship Troopers”).

THE KEEPER – A psychological thriller that pits a kidnapped captive against her captor.  Starring Academy Award nominee Dennis Hopper (“Speed”) and Asia Argento (“Land of the Dead”.

Each of these films has been licensed to Alliance Atlantis* Motion Picture Distribution LP (“MPDLP”) pursuant to the recently announced distribution pact between MPDLP and Peace Arch.

Peace Arch Entertainment Group Inc. (www.peacearch.com) develops, produces, acquires and licenses feature films and television programming to theatrical, home video and television distributors throughout the world.  In addition to its own independent feature projects, Peace Arch is in the midst of a long term co-production agreement with Showtime that is expected to result in as many as 15 films over the coming years.  Through its subsidiary, The Eyes Project Development Corp., Peace Arch produces episodic lifestyle television series such as the award-winning “Campus Vets” and the popular home makeover show “Love It or Lose It,” along with celebrated documentaries like “Prisoners of Age.”  Peace Arch Entertainment Group Inc. and its subsidiaries have offices in Toronto, Vancouver, Los Angeles and London, England.

* "Alliance Atlantis" with the stylized "A" design is licensed from Alliance Atlantis Communications Inc., an indirect limited partner of Motion Picture Distribution LP, not a general partner.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” ”project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377(ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 9, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.